UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Telaria, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

879181105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879181105	13G	Page 2 of 8

Item 1(a).	Name of Issuer:

Telaria, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

222 Broadway, 16th Floor, New York, NY 10038.

Item 2(a).	Names of Persons Filing:

This joint statement on Schedule 13G is being filed by General Catalyst Group IV, L.P., a Delaware limited partnership ("GC IV"), GC Entrepreneurs Fund IV, L.P., a Delaware limited partnership ("E Fund IV"), General Catalyst Partners IV, L.P., a Delaware limited partnership ("GC IV GPLP"), General Catalyst GP IV, LLC, a Delaware limited liability company ("GC IV GPLLC") and the Managers (as defined below), who are collectively referred to herein as the "Reporting Persons."  GC IV GPLP is the sole general partner of GC IV and E Fund IV.  GC IV GPLLC is the sole general partner of GC IV GPLP.  Joel E. Cutler and David P. Fialkow (together, the "Managers") are Managing Directors of GC IV GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of all Reporting Persons is 20 University Road, 4th Floor, Cambridge, MA 02138.

Item 2(c).	Citizenship:

Each of GC IV, E Fund IV and GC IV GPLP is a limited partnership organized under the laws of the State of Delaware.  GC IV GPLLC is a limited liability company organized under the laws of the State of Delaware.  Each of the Managers is a U.S. citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share ("Common Shares").

Item 2(e).	CUSIP Number:

879181105.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 879181105	13G	Page 3 of 8

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer's outstanding Common Shares.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) or §240.13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding joint filing of Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 879181105	13G	Page 4 of 8

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2019

GENERAL CATALYST GROUP IV, L.P.

By:	GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ Christopher McCain Christopher McCain Chief Legal Officer

GC ENTREPRENEURS FUND IV, L.P.

By:	GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ Christopher McCain Christopher McCain Chief Legal Officer

GENERAL CATALYST PARTNERS IV, L.P.

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ Christopher McCain Christopher McCain Chief Legal Officer

GENERAL CATALYST GP IV, LLC

By:	/s/ Christopher McCain Christopher McCain Chief Legal Officer

CUSIP No. 879181105	13G	Page 5 of 8

By:	*
Joel E. Cutler

By:	*
David P. Fialkow

*By:	/s/ Christopher McCain
Christopher McCain
As attorney-in-fact

This Schedule 13G was executed by Christopher McCain on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 879181105	13G	Page 6 of 8

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Telaria, Inc.

EXECUTED this 13th day of February, 2019

GENERAL CATALYST GROUP IV, L.P.

By:	GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ Christopher McCain Christopher McCain Chief Legal Officer

GC ENTREPRENEURS FUND IV, L.P.

By:	GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ Christopher McCain Christopher McCain Chief Legal Officer

GENERAL CATALYST PARTNERS IV, L.P.

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ Christopher McCain Christopher McCain Chief Legal Officer

GENERAL CATALYST GP IV, LLC

By:	/s/ Christopher McCain Christopher McCain Chief Legal Officer

CUSIP No. 879181105	13G	Page 7 of 8

By:	*
Joel E. Cutler

By:	*
David P. Fialkow

*By:	/s/ Christopher McCain
Christopher McCain
As attorney-in-fact

This Agreement was executed by Christopher McCain on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 879181105	13G	Page 8 of 8

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each undersigned person hereby constitutes and appoints William J. Fitzgerald, Christopher McCain and Mark Allen, and each of them, with full power to act without the others, such person's true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of such person as an individual or in such person's capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as such person might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or such person's substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall remain in full force and effect with respect to each undersigned person unless and until six months after such person is both no longer a Managing Director of General Catalyst Partners and no longer serving on the board of directors of any portfolio company of any General Catalyst Partners fund.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of October, 2014.

/s/ Lawrence S. Bohn
Lawrence S. Bohn

/s/ Joel E. Cutler
Joel E. Cutler

/s/ David P. Fialkow
David P. Fialkow

/s/ William J. Fitzgerald
William J. Fitzgerald

/s/ Stephen A. Herrod
Stephen A. Herrod

/s/ David J. Orfao
David J. Orfao

/s/ Hemant Taneja
Hemant Taneja

/s/ Adam A. Valkin
Adam A. Valkin